Pricing Supplement No. 7 (To Prospectus dated January 11, 2010 and Series D Prospectus Supplement dated January 11, 2010) May 14, 2010	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

$13,027,000
Step Up Callable Notes, due May 19, 2020

•	The notes are senior unsecured debt securities issued by Royal Bank of Canada. All payments on the notes are subject to our credit risk.

•
The notes will mature on May 19, 2020.  At maturity, if the notes have not been previously redeemed, you will receive for each unit of your notes a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid on May 19 and November 19 of each year, beginning on November 19, 2010.

•	The notes will accrue interest at the following rates during the indicated year of their term:
o	Year 1: 2.75%;
o	Year 2: 3.00%;
o	Year 3: 3.25%;
o	Year 4: 3.50%;
o	Year 5: 3.75%;
o	Year 6: 4.00%;
o	Year 7: 4.25%;
o	Year 8: 4.50%;
o	Year 9: 4.75%; and
o	Year 10: 5.00%.
•
We have the right to redeem all, but not less than all, of the notes commencing on May 19, 2011, and on any subsequent interest payment date.  The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is 78008H3X6.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Original Offering Price	100.00%	$13,027,000.00
Underwriting Discount	1.25%	$ 162,837.50
Proceeds (before expenses)	98.75%	$12,864,162.50
The notes are unsecured and are not savings accounts or insured deposits of a bank.  The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement and on page S-1 of the prospectus supplement dated January 11, 2010.
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about May 19, 2010 against payment in immediately available funds. Merrill Lynch & Co.

SUMMARY OF TERMS

This  pricing supplement supplements the terms and conditions in the prospectus, dated January 11, 2010, as supplemented by the Series D  prospectus supplement, dated January 11, 2010 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus. As used in this pricing supplement, the “issuer,” “we,” ”us,” and “our” refers to Royal Bank of Canada.

• Title of the Series:	Step Up Callable Notes, due May 19, 2020

• Aggregate Principal Amount Initially Being Issued:	$13,027,000

• Issue Date:	May 19, 2010

• CUSIP No.:	78008H3X6

• Maturity Date:	May 19, 2020

• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

• Ranking:	Senior

• Day Count Fraction:	30/360

• Interest Periods:	Semi-annual

• Interest Payment Dates:	May 19 and November 19 of each year, beginning on November 19, 2010.

• Interest Rates:	The notes will accrue interest during the following periods at the following rates per annum:

Dates:	Annual Rate:
May 19, 2010 to but excluding May 19, 2011	2.75%
May 19, 2011 to but excluding May 19, 2012	3.00%
May 19, 2012 to but excluding May 19, 2013	3.25%
May 19, 2013 to but excluding May 19, 2014	3.50%
May 19, 2014 to but excluding May 19, 2015	3.75%
May 19, 2015 to but excluding May 19, 2016	4.00%
May 19, 2016 to but excluding May 19, 2017	4.25%
May 19, 2017 to but excluding May 19, 2018	4.50%
May 19, 2018 to but excluding May 19, 2019	4.75%
May 19, 2019 to but excluding May 19, 2020	5.00%

• Optional Early Redemption:
We have the right to redeem all, but not less than all, of the notes commencing on May 19, 2011, and on any subsequent interest payment date.  The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.  In order to call the notes, we will give notice to the trustee at least five business days but not more than 60 calendar days before the specified early redemption date.

• Survivor’s Option:
The successor holder of the deceased has the right to require us to repay or purchase the notes prior to the maturity date at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to the date of such repayment or purchase. The survivor’s option may not be exercised by the successor holder of the deceased unless the notes have been held for at least one year prior to the date of his or her death (either in an initial or subsequent sale of the notes). For more information please see PS-6 of this pricing supplement.

• Business Days:
If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York, or Toronto, Ontario then the payment will be postponed until the next business day in New York, New York and Toronto, Ontario.  No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.  As used in this pricing supplement, “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York, New York or Toronto, Ontario.

• Repayment at Option of Holder:	None

• Record Dates for Interest Payments:	The 15th calendar day, whether or not a “business day,” immediately preceding the related interest payment date.

• Calculation Agent:	Merrill Lynch Capital Services, Inc.

• Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks.  Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances.  The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are subject to our early redemption.  We may redeem all, but not less than all, of the notes on any interest payment date on or after May 19, 2011.  You should expect to receive less than five business days’ notice of that redemption, and if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date.  We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the notes.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the value of the notes.  The notes are our senior unsecured debt securities.  As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date.  No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our perceived creditworthiness and actual or anticipated downward changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes.  However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes and may have no positive effect on the market value of your notes.

The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  In addition to our credit risk discussed above, some of these factors include, but are not limited to: (i) changes in U.S. interest rates, and (ii) the time remaining to maturity.  For example, if interest rates in the United States rise above the interest rate applicable to the notes at the time you wish to sell them, the market value of the Notes at that time may be substantially less than the price at which you acquired them.

In addition, the market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the aggregate amount outstanding of the notes;

•	our right to redeem the notes on or after May 19, 2011;

•	general economic conditions of the capital markets in the United States and Canada;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally; and

•	any market-making activities with respect to the notes.

The costs of developing, hedging, and distributing the notes are reflected in the original offering price, and will not be reflected in secondary market prices  In determining the economic terms of notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discounts paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any agent or broker dealer could be higher or lower than the original offering price.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the underwriting discounts paid with respect to, and the developing and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained.  We will not list the notes on any securities exchange.  We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors.  The number of potential buyers of the notes in any secondary market may be limited.  We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of its affiliates is required to do so.  MLPF&S may discontinue its market-making activities as to the notes at any time.  To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes.  Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs.  These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market.  In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Our trading and hedging activities may create conflicts of interest with you. We and our affiliates, as well as MLPF&S or its affiliates, play a variety of roles in connection with the issuance of the notes, and may engage in trading activities to hedge our obligations under the notes.  These trading activities are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss.  In performing these roles, the economic interests of our affiliates and those of MLPF&S or its affiliates are potentially adverse to your interests as an investor in the notes.

SURVIVOR’S OPTION

Upon a valid exercise of the survivor’s option as described below and a proper tender of the notes, we will, at our option, either repay or purchase the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of such repayment or purchase, subject to limitations on the aggregate amount of notes we will repay or purchase in any calendar year as described below.

The survivor’s option may not be exercised unless the deceased beneficial owner (and for jointly owned notes, the last surviving beneficial owner) had purchased the notes (either in an initial or subsequent sale of the notes) at least one year prior to the date of his or her death. In addition, the aggregate principal amount of notes as to which the survivor’s option may be exercised is limited as follows:

•
In any calendar year, to the greater of $250,000 or 1% of the outstanding aggregate principal amount of the class of notes as of December 31 of the most recently completed year (the “Annual Limitation”).

•	For any deceased beneficial owner or, if owned jointly, for the last surviving beneficial owner of the notes, to $100,000 for any calendar year (the “Individual Limitation”).

We will not make principal repayments or purchase notes upon the exercise of the survivor’s option in amounts that are less than $1,000. If the limitations described above would result in the partial repayment or purchase of any notes, the principal amount of the notes remaining outstanding after repayment or purchase must be at least $1,000 (or any larger minimum principal amount of the notes).  For example, if the limitations would result in the repayment of $1,500 of $2,000 in principal amount of the notes held by a holder, we will repay only $1,000 of such notes, so that the holder remains the holder of $1,000 in principal amount of the notes.

We will accept, in the order delivered, each note delivered upon the valid exercise of the survivor’s option, unless the acceptance of that note would contravene the Annual Limitation or the Individual Limitation.

Any note that we accept for repayment or purchase upon exercise of the survivor’s option will be repaid or purchased no later than the first interest payment date to occur that is at least 20 calendar days after the date of acceptance. If that date is not a business day, payment will be made on the next succeeding business day. Each note delivered for repayment or purchase that is not accepted in any calendar year due to the application of the Annual Limitation or the Individual Limitation will not be accepted in any subsequent years. Other than as described in the immediately preceding sentence, notes delivered to us upon exercise of the survivor’s option may not be withdrawn.

If the notes delivered for purchase or repayment upon valid exercise of the survivor’s option are not accepted, the trustee for the notes will deliver a notice by first-class mail to the registered holder that states the reason that the notes have not been accepted. Following receipt of such notice from the trustee, the representative for the deceased beneficial owner may withdraw and resubmit the exercise of the survivor’s option for the relevant notes if the representative wishes to correct such deficiency.  In all events, the repayment or repurchase will not be effected until such deficiency is corrected.

Subject to the Annual Limitation and the Individual Limitation, all questions as to the eligibility or validity of any exercise of the survivor’s option will be determined by us in our sole discretion. Our determination will be final and binding on all parties.

The death of a person owning a note:

•
in joint tenancy (with or without right of survivorship) or tenancy by the entirety, provided all other such tenants are previously deceased, will be deemed the death of the beneficial owner of the note, and the entire principal amount of the note will be subject to the survivor’s option;

•
by tenancy in common will be deemed the death of the beneficial owner of a note only with respect to the deceased holder’s interest in that note, except that if notes are held by a husband and wife as tenants in common, only the death of both husband and wife will be deemed the death of the beneficial owner of the note, and the entire principal amount of that note will be subject to the survivor’s option.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of a note will be deemed the death of the beneficial owner for purposes of the survivor’s option, regardless of the registered holder, if the beneficial interest can be established to the satisfaction of the trustee. A beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or community property and trust arrangements where one person has substantially all of the beneficial ownership interest in the note during his or her lifetime.

If the beneficial owner held legal title and beneficial interest in the note, either in its entirety or as a joint tenant or tenant in common, we will deem the personal representative of the deceased beneficial owner (as determined in accordance with the laws of the relevant jurisdiction) to be the representative of the beneficial owner. If the beneficial owner held the beneficial title to the note and the legal title was held by an agent, nominee, bare trustee or spouse, we will deem the agent, nominee, bare trustee or spouse (collectively referred to as a “nominee”) to be the representative of the beneficial owner. If the beneficial owner has designated a beneficiary or beneficiaries in accordance with the laws of the applicable jurisdiction, including without limitation Individual Retirement Accounts, Roth IRA Accounts, and Transfer on Death Accounts, we will deem the designated beneficiary or beneficiaries to be the representative of the beneficial owner.

In the case of repayment or purchase upon the exercise of the survivor’s option, for notes represented by a global security, DTC or its nominee will be the holder of the note and therefore will be the only entity that can exercise the survivor’s option. To obtain repayment upon exercise of the survivor’s option with respect to a note represented by a global security, the representative must provide to the broker or other entity through which the deceased owner held the beneficial interest:

•
a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States;

•
appropriate evidence satisfactory to the trustee that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

•	instructions to the broker or other entity to notify the depositary of its desire to obtain repayment upon exercise of the survivor’s option;

•	a description of the relevant note, including the CUSIP number; and

•	the deceased’s social security number.

The broker or other entity will provide to the trustee:

•
a written request for repayment signed by the representative, with the signature guaranteed by a member firm of a registered national securities exchange or of FINRA or a commercial bank or trust company having an office or correspondent in the United States;

•
appropriate evidence satisfactory to the trustee that the representative has authority to act on behalf of the deceased beneficial owner, the death of the beneficial owner has occurred and the deceased was the owner of a beneficial interest in the note at the time of death;

•
a certificate or letter satisfactory to the trustee from the broker or other entity stating that it represents the deceased beneficial owner and describing the deceased’s beneficial interest in the note; and

•	a description of the note, including the CUSIP number.

The broker or other entity will be responsible for disbursing any payments it receives upon exercise of the survivor’s option to the appropriate representative.

In order to validly exercise a survivor’s option for a note held in definitive rather than global form, the representative must deliver to the trustee the same information, noted above, to be delivered to the broker or other entity for exercise of such right for a global note (other than instructions to notify DTC), plus the note, a properly executed assignment of the note, and evidence of beneficial ownership of any note held in the name of a nominee.

Attached as Annex A to this pricing supplement is a form to be used by a representative to exercise the survivor’s option on behalf of a deceased beneficial owner of a note. In addition, a representative may obtain these forms from The Bank of New York Mellon, Survivor's Option Processing, 2001 Bryan Street 9th FL, Dallas, TX 7520, or call its Survivor's Option Processing Department at (800)254-2826 or email them at survivors_options@bnymellon.com, during normal business hours.

PAYMENT OF ADDITIONAL AMOUNTS

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions, or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld, or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary, so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder,” in respect of a beneficial owner:

(i)	with whom we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
who is subject to such taxes by reason of the holder being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of the notes or the receipt of payments thereunder;

(iii)
who presents such note for payment (where presentation is required, such as if a note is issued in definitive form) more than 30 days after the relevant date; for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof (whether at maturity or upon an earlier acceleration), or
(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the senior indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For purposes of clause (iii) above, if a note is presented for payment more than 30 days after the relevant date, we shall only be required to pay such Additional Amounts as shall have accrued as of such 30th day, and no further Additional Amounts shall accrue or become payable after such date.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of the notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section on page S-26 of the prospectus supplement dated January 11, 2010 entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” and the section entitled “Tax Consequences – Canadian Taxation,” beginning on page 37 of the prospectus dated January 11, 2010.

CERTAIN U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Tax Consequences—United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein. This section applies to you only if you hold your notes as capital assets for tax purposes and you are an initial purchaser of the notes.  This section also does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the accompanying prospectus. In addition, this section does not apply to you if you are not a U.S. holder (as defined in the accompanying prospectus).

In the opinion of Sullivan & Cromwell LLP, the notes will be treated as indebtedness for U.S. federal income tax purposes.  The notes should generally not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on May 19, 2011, and therefore the notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the notes. This assumption is made solely for U.S. federal income tax purposes of determining whether a note is issued with OID and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the first increase in the interest rate then, solely for OID purposes, the notes should generally be deemed to be reissued at their adjusted issue price on May 19, 2011. This deemed issuance should not give rise to taxable gain or loss to holders, and the notes should not be treated as issued with OID because under the rules described above, the notes should be deemed to be called on the next interest step-up date.  Except as described below, the same analysis should apply to each increase in interest rate over the remaining term of the notes..

Under this approach, the interest on a note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, retirement or other disposition of a note is subject to significant limitations.

If the notes are not called on the interest payment date occurring in May 2019, and the period between the interest payment date in May 2019 and the final maturity date of the notes is one year or less, the notes, upon their deemed reissue in May 2019, could be treated as short-term debt securities.  For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “Tax Consequences – United States Taxation – Original Issue Discount – Short-Term Debt Securities” in the accompanying prospectus.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets” (such as the notes) with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross interest income and its net gains from the disposition of notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the notes.

TERMS INCORPORATED IN MASTER NOTE

The terms appearing above under the captions “Summary of Terms,” “Survivor’s Option,” and “Payment of Additional Amounts” are incorporated into the master note issued to DTC, the registered holder of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S will act as our selling agent in connection with the offering of the notes.  The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-27 of the prospectus supplement dated January 11, 2010.

The selling agent will receive the compensation set forth on the cover of this pricing supplement as to the notes sold through its efforts.  You must have an account with the selling agent to purchase the notes.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes.  You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.  Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S may use this pricing supplement and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions solely for the purpose of providing investors with the description of the terms of the notes that were made available to investors in connection with the initial distribution of the notes. Secondary market investors should not, and will not be authorized to, rely on this pricing supplement or accompanying prospectus supplement or prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, and MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules.  A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes.  Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA).  However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”).  The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles.  This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

ANNEX A

REPAYMENT ELECTION FORM

ROYAL BANK OF CANADA
STEP UP CALLABLE NOTES, DUE MAY 19, 2020
CUSIP NUMBER: 78008H3X6

To: Royal Bank of Canada

The undersigned financial institution (the “Financial Institution”) represents the following:

•	The Financial Institution has received a request for repayment from the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of (CUSIP No. 78008H3X6) (the “Notes”).

•	At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company (the “Depositary”).

•	The Deceased Beneficial Owner had purchased such Notes (either in an initial or subsequent sale of the Notes) at least one year prior to the date of his or her death.

The Financial Institution agrees to the following terms:

•	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election Form (the “Form”).

•	The Financial Institution shall make all records specified in the Instructions supporting the above representations available to Royal Bank of Canada (the “Bank”) for inspection and review within five business days of the Bank’s request.

•	If the Financial Institution or the Bank, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Bank may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Bank immediately.

•	Other than as described in the pricing supplement issued in connection with the notes in the limited situation involving tenders of notes that are not accepted including if not accepted during one calendar year as a result of the “Annual Limitation” or the “Individual Limitation,” repayment elections may not be withdrawn.

•	The Financial Institution agrees to indemnify and hold harmless the Bank against and from any and all claims, liabilities, costs, losses, suits and damages resulting from the Financial Institution’s above representations and request for repayment on behalf of the Authorized Representative.

(1)	___________________________________________ Name of Deceased Beneficial Owner

(2)	___________________________________________ Date of Death

(3)	___________________________________________ Name of Authorized Representative Requesting Repayment

(4)	___________________________________________ Name of Financial Institution Requesting Repayment

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(5)	___________________________________________ Signature of Representative of Financial Institution Requesting Repayment

(6)	___________________________________________ Principal Amount of Requested Repayment

(7)	___________________________________________ Date of Election

(8)	___________________________________________ Date Requested for Repayment

(9)	Financial Institution Representative:

Name: Phone Number: Fax Number: Mailing Address (no P.O. Boxes):

(10)	Wire instructions for payment:

Bank Name: ABA Number: Account Name: Account Number: Reference (optional):

TO BE COMPLETED BY THE BANK:
(A) Election Number*:
(B) Delivery and Payment Date:
(C) Principal Amount:
(D) Accrued Interest:
(E) Date of Receipt of Form by the Bank:
(F) Date of Acknowledgment by the Bank:

* To be assigned by the Bank upon receipt of this Form. An acknowledgment, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

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